January 24, 2011
Ms. Linda Cvrkel
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cambium Learning Group, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed March 26, 2010 Form 10-Q for the quarter ended September 30, 2010 Filed November 5, 2010 File No. 001-34575
Dear Ms. Cvrkel:
Cambium Learning Group, Inc. (the “Company”), is providing the following responses to the comments set forth in the comment letter of the staff of the Division of Corporation Finance of the Securities and Exchange Commission dated January 11, 2011 relating to the above referenced Form 10-K for the year ended December 31, 2009 filed on March 26, 2010 and the Form 10-Q for the quarter ended September 30, 2010 filed on November 5, 2010. For your convenience, the Staff’s comments have been retyped in italics below and are followed by the Company’s responses.

Form 10-K for the Year Ended December 31, 2009
Management’s Discussion and Analysis of Financial Condition and Results of Operations
— Results of Operations
— Year Ended December 31, 2009 Compared to Year Ended December 31, 2008, page 27
1.	We note from your response to our prior comment one that as part of the renegotiation with the customer in December 2008, the timing of the measurement and payment of the annual licensing fee was changed. Please explain to us in greater detail the change(s) in the terms of the annual licensing fee arrangement that resulted in recognition of additional upfront revenue of $1.7 million in December 2008. As part of your response, please tell us the products or services included in the licensing arrangement and the period over which the renegotiated licensing fee was related and why it was appropriate to recognize the revenue in fiscal 2008 when the annual fees related to fiscal 2009. Furthermore, please tell us the nature and terms of the further negotiations in March 2009, which resulted in recognition of additional upfront revenue of $1.7 million. We may have further comment upon receipt of your response.

Response 1:
Since 2004, the Company has had a licensing agreement with a reseller granting them the right to include both the English-based DIBELS and Spanish-based IDEL reading assessment tools (the “licensed materials”) in their products. Under the provisions of the licensing agreement, the Company has no obligation to provide any production, modification or customization to the licensed materials for the reseller or end user. At the time the licensed materials were made available for the reseller to download, the Company had no further significant obligations and as such delivery was considered performed. The Company does not host, maintain, or provide ongoing support of the software and the agreement is not considered a subscription that must be recognized over time. The fee to the Company, prior to the March 2009 amendment discussed in the paragraph below, was based on an agreed upon rate applied to the number of end users of the reseller’s product as of a certain measurement date set in the agreement or amendments. Because the number of users could fluctuate significantly from academic year to academic year, the Company had no way of determining the fee until the data was provided by the reseller. Evidence of an arrangement was provided by the licensing agreement and amendments, and collectability was reasonably assured based on the creditworthiness of the customer and historical evidence of timely payment by the customer. Thus revenue recognition was achieved at the time that the fee became fixed on the measurement date. Prior to the December 2008 amendment, this measurement date was in the latter part of the academic year (March). The December 2008 amendment changed the measurement date to midyear for the 2008-2009 academic year (December). Therefore, the Company’s fiscal year 2008 encompassed measurement dates for both the 2007-2008 academic year and the 2008-2009 academic year due to the change of terms in the December 2008 amendment.

The March 2009 amendment further modified the agreement to extend the term of the license period and called for a fixed fee to cover unlimited copies of the licensed material for the contractual period. The fee for any additional future periods was to be determined in separate contract negotiations. Thus, since the fee was fixed and determinable at that time, delivery had previously occurred and the other revenue recognition criteria had been met, the fee was recognized at the time the March 2009 amendment was signed.
— Reconciliation Between Net Loss and Adjusted EBITDA for the Year Ended December 31, 2009, page 36
2.	We note from your response to our prior comment three that you have included an alternative presentation which you intend to include in future filings. Please revise future filings to also include a discussion of why you are including this pro forma presentation and to include footnote disclosures explain the nature of each pro forma adjustment and how that amount was calculated or determined. Refer to Article 11 of Regulation S-X.

Response 2: In future filings, we undertake to provide a discussion explaining why we provide pro forma information and appropriate footnote disclosures explaining the nature of each pro forma adjustment and how that amount was calculated or determined.
If you have any further comments or questions regarding this letter, please contact the undersigned at 214-932-3208.

Very truly yours,
/s/ Bradley C. Almond
Bradley C. Almond,
Senior Vice President and Chief Financial Officer

cc:	Whitley Penn LLP Lowenstein Sandler PC